SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 17, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on June 17, 2005

Amsterdam • 17 June 2005

ING and GE Commercial Finance complete restructuring of NMB-Heller joint venture

ING and GE Commercial Finance have finalised the restructuring of the companies’ working-capital finance joint venture, NMB-Heller.

Under the terms of the agreement, originally announced on 22 December 2004, ING has purchased GE Commercial Finance’s 50% stake in NMB-Heller’s Dutch and Belgian factoring business. The factoring business will be transferred into a new company, which will operate under the name ING Commercial Finance. GE Commercial Finance has purchased ING’s 50% stake in NMB-Heller’s German unit, Heller GmbH. Both purchases will take effect retroactively from 1 January 2005. Financial details were not disclosed.

The international activities of NMB-Heller outside the Netherlands, Germany and Belgium, as well as a portion of the Dutch credit portfolio and participations, will remain in the joint venture in which ING and GE Commercial Finance each continue to own 50%.

For ING the transaction will lead to a capital gain of about EUR 40 million after tax, which will be booked in the second quarter of 2005. It will also have a positive impact of 1 basis point on the Tier 1 ratio of ING Bank N.V.

Press enquiries: ING Group, the Netherlands Dorothy Hillenius, +31 20 541 6522, mobile +31 6 212 85037, dorothy.hillenius@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 113,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: June 17, 2005